

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2020

Jonathan Clark
Executive Vice President, Chief Financial Officer and Treasurer
Encore Capital Group Inc.
350 Camino de La Reina, Suite 100
San Diego, California 92108

   Re: ENCORE CAPITAL GROUP INC
     Form 10-K
     Filed February 26, 2020
     File No. 000-26489

Dear Mr. Clark:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance